DLA Piper LLP (US)
1000 Louisiana Street, Suite 2800
Houston, Texas 77002-5005
www.dlapiper.com

Gislar Donnenberg
gislar.donnenberg@dlapiper.com
T 713.425.8451
F 713.300.6003

April 12, 2018

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:                                         H. Roger Schwall, Assistant Director

Diane Fritz, Staff Accountant

Ethan Horowitz, Accounting Branch Chief

John Hodgin, Petroleum Engineer

Karina Dorin, Staff Attorney

Timothy S. Levenberg, Special Counsel

Re:                                                                             Epsilon Energy Ltd.

Confidential Draft Registration Statement on Form S-4

Submitted February 12, 2018

CIK No. 0001726126

Ladies and Gentlemen:

We are writing on behalf of Epsilon Energy Ltd. (the “Company” or “Epsilon”) in response to the March 12, 2018 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s draft Registration Statement on Form S-4 which was submitted to the Commission confidentially on February 12, 2018 (the “Confidential Submission”).

The Company is concurrently filing, via EDGAR, this letter and a complete copy of the Registration Statement on Form S-4 (the “Registration Statement”).

A marked copy of the Registration Statement indicating changes from the Confidential Submission is enclosed. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in the Registration Statement.

General

1.             Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that no such communications have taken place to date and that the Company will supplementally provide any such communications should any occur.

2.             In your discussion of shareholder rights, you qualify disclosure by reference to the exhibits you provide and to other items.  As another example, see the generic reference to “Delaware law” at page 107.  However, you provide ABCA Section 191 as Exhibit E.  It is not appropriate to incorporate by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement.  Please indicate where the pertinent, specified provisions of the DGCL and the ABCA are included in the materials.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 80 and 103 of the Registration Statement to remove the incorporation by reference of information not included or filed as an exhibit to the Registration Statement.

The Incentive Plan Proposal, page 12

3.             If there are any current plans or proposals to grant awards of benefits under the plan to be adopted, briefly disclose the particulars.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 12 of the Registration Statement to clarify that it has no current plans or proposals to grant any equity awards under the plan.

Risk Factors, page 22

Extensive government legislation and regulatory initiatives, page 28

4.             The last sentence reflects speculative disclosure and mitigates the risk you present.  Unless you provide us with independent supplemental support for the assertions regarding the likelihood of regulatory action, please revise your risk factor to eliminate such assertions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 27 of the Registration Statement to remove the last sentence of the risk factor.

Description of the Business — Summary, page 37

5.             Please discuss the material terms of your joint venture with Chesapeake Energy Corp. and the Anchor Shippers dedication.

Response: In response to the Staff’s comment, the Company has revised its disclosure to remove all references to the joint venture with Chesapeake Energy Corporation and the Anchor Shippers dedication, and has revised its disclosure on pages 1 and 36 of the Registration Statement to clarify that all of the production from its Pennsylvania acreage is dedicated to the Auburn gas gathering system. The Company respectfully advises the Staff that Chesapeake Energy

Corporation is, pursuant to a standard joint operating agreement, the operator of wells in Pennsylvania in which the company has an interest.

Properties, page 38

6.             Please expand or revise the disclosure relating to the 258 gross (55.0 net) wells to separately provide the total gross and net productive oil wells and gas wells as of a reasonably current date or as of the end of the current fiscal year.  Refer to disclosure requirements of Item 1208(a) and the definition of a productive well under Item 1208(c)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 37 of the Registration Statement to provide the total gross and net productive oil wells and gas wells as of the date of the Circular.

Acreage, page 38

7.             Expand the disclosure of your leasehold acreage to separately disclose the total gross and net developed and undeveloped acreage amounts and the expiration dates of material amounts of your undeveloped acreage.  Refer to the disclosure requirements of Items 1208(a) and 1208(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 38 of the Registration Statement to clarify that all acreage is held by production such that none of it is subject to expiration.

Proved Reserves, page 40

8.             We note disclosure indicating that the estimated proved reserves as of December 31, 2016 presented on page 40 and elsewhere in your filing were derived from a reserve report prepared by the independent petroleum consultants, DeGolyer and MacNaughton.  Please obtain and file the referenced report as required by Item 1202(a)(8) of Regulation S-K.  Additionally, obtain and file the consent of the third party engineer regarding the disclosure of the reserves report in a filing under the Securities Act of 1933.

Response: In response to the Staff’s comment, the Company has filed the third-party reserve report of DeGolyer and MacNaughton and the related consent as exhibits 99.1 and 23.2, respectively.

9.             Expand your disclosure to describe the internal controls used in your reserves estimation effort, including the qualifications of the technical persons of Epsilon Energy Ltd. and DeGolyer and MacNaughton primarily responsible for overseeing the preparation of the reserves estimates presented in the Registration Statement.  Refer to the disclosure requirements of Item 1202(a)(7) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 40 of the Registration Statement to expand its disclosure regarding the internal controls used in its reserve estimation efforts.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 47

10.          Please revise to clarify what steps you took to “high-grade” your organization.

Response: In response to the Staff’s comment, the Company has removed such term from its disclosure. Please see page 46 of the Registration Statement.

Operating Costs, page 51

11.          Please expand or revise the disclosure of the lease operating costs to provide the average operating cost per unit of production excluding ad valorem, severance and production taxes.  Refer to the disclosure requirements of Item 1204(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 49 of the Registration Statement to provide a total cost per unit of production and to clarify that the average cost per unit excludes ad valorem, severance and production costs.

Directors, Executive Officers and Corporate Governance, page 64

Biographies of Corporate Directors and Executive Officers, page 64

12.          Please disclose the name of the private E&P start-up co-founded by Mr. Clanton and for which he served as a Managing Partner prior to joining the company.  See Item 401(e) of Regulation S-K.  Also, please revise or explain the disclosure at page 83, which does not include him as one of your officers.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 62 of the Registration Statement to include the name of the E&P startup co-founded by Mr. Clanton, and revised the disclosure on page 81 of the Registration Statement to include Mr. Clanton as one of its officers.

Executive Compensation, page 71

13.          Please describe the material terms of Mr. Raleigh’s stock award in 2017.  In addition, please tell us how you measured the fair value of the shares issued to Mr. Raleigh as compensation in 2017 and the nature of the material assumptions involved.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 68 of the Registration Statement to describe the material terms of Mr. Raleigh’s share award in 2017, including the measurement of the fair value.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 74

14.          Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Advisory Research, Inc., Oakview Capital Management, L.P. and Azvalor Asset Management SGIIC SA.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 73 and 74 of the Registration Statement to identify the natural persons who exercise voting and dispositive power with respect to the common stock held by Advisory Research, Inc., Oakview Capital Management, L.P. and azValor Asset Management SGIIC SA.

Certain Relationships and Related Transactions, page 77

15.          Please provide the disclosures required by Item 404 of Regulation S-K for the period set forth in Instruction 1 to Item 404.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 75 of the Registration Statement to provide disclosure since January 1, 2015.

Forward Looking Statements, page 77

16.          Please remove references to Securities Act Section 27A and Exchange Act Section 21E, because Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D) expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 75 of the Registration Statement to remove references to Securities Act Section 27A and Exchange Act Section 21E.

The Domestication, page 82

Proposal No. 1 on The Notice of Special Meeting and The Accompanying Proxy, page 82

Effects of the Domestication, page 83

17.          As it relates to your accounting for income taxes, expand your disclosure regarding the effects of your proposed domestication to the United States to more clearly address the reasonably likely impact to your net operating loss carryforwards and uncertain tax positions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 81 of the Registration Statement to provide that it will not incur any tax liability upon its exit from Canada.

Description of Capital Stock, page 107

18.          You state that you will have unlimited shares of common stock, no par value per share, authorized following the domestication.  However, you disclose at page 85 that you will have authority to issue 150,000,000 shares of common stock, $0.001 par value per share, following the domestication.  Please advise or revise.  See also your discussion of Delaware law limitations in the last paragraph at page 11.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 105 of the Registration Statement to clarify that it will have the authority to issue 150,000,000 shares of common stock, $0.001 par value per share, following the domestication.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 — Significant Accounting Policies, page F-27

Gas Gathering System Properties, page F-29

19.          Explain how you determined that it is appropriate to account for your interest in the Auburn Gas Gathering System using the proportionate consolidation method of accounting by providing us with a discussion of its operations and your analysis of FASB ASC 810-10-45-14 and 932-810-45-1.  Your response should explain how you concluded that the nature of the operations of this gathering system meets the definition of “oil- and gas-producing activities” per FASB ASC 932-10-15-2A.

Response: FASB ASC 810-10-45-14 and 932-810-45-1 address when it is appropriate to use the proportionate consolidation method to account for an investment in a legal entity that would otherwise be accounted for using the equity method. The Auburn Gas Gathering System is not a legal entity. The Company owns a 35% undivided interest in this asset and is liable for a proportionate share of the liabilities.

The Company’s use of the proportionate consolidation method for its interest in this asset is consistent with the principle reflected in FASB ASC 810-10-45-14 and 932-810-45-1, which state that proportionate gross financial statement presentation is appropriate if an investor-venturer owns an undivided interest in an asset and is proportionately liable for its share of each liability and the investee is in an “extractive industry”. It states further that an “extractive industry” includes oil and gas exploration and production but excludes downstream activities such as refining, marketing and transporting. Epsilon is involved only in upstream activities. It is not involved in any downstream activities such as refining, marketing or transporting activities.

FASB ASC 932-10-15-2A c. states that the “acquisition, construction, installation and maintenance of field gathering and storage systems such as . . . gathering, treating and field processing” are “production activities necessary to retrieve oil and gas from their natural reservoirs” and are considered “oil- and gas-producing activities”. As set forth below, the activities of the Auburn Gas Gathering System meet the above definition.

The Auburn Gas Gathering System is the network of flow lines from the individual well pads that collect the produced gas from the wells and move the accumulated gas to the central processing facility that treats the gas and readies it for injection into the off-site, third-party transportation pipelines to take it to market. This gathering system was built by the original major partners in the development of the Auburn field so that the produced gas could be collected and treated to make it marketable before onward transport. It is an essential part of the process of gas production to be able to collect and eventually sell the gas. The primary reason that the Company chose to participate in the ownership of the in-field gas gathering system was to ensure that the gas that the Company produced would have priority within the system and be guaranteed to be treated and injected into the off-site, third party transportation pipeline system. Consequently, and secondarily the gathering system operator has been able to market the excess capacity of the gathering and treating facilities to non-owner third parties to generate revenue that the Company participates in. However, the primary reason for the Company’s ownership in the Auburn Gas Gathering System was as part of its effort to extract and produce its gas and ready it for transport to market.

Further, FASB ASC 810-10-45-1 states that when using proportionate consolidation within the consolidated financial statements, any intra-entity transactions should be eliminated. The Company does this with an eliminating entry to remove the effects of the Company’s share of the charges from the gas gathering entity to the upstream entity. Please see page F-26 of the Registration Statement.

Considering the above descriptions and guidelines, proportionate consolidation is the most appropriate method to account for the Company’ s interest in the field gas gathering system.

Supplemental Information to Consolidated Financial Statements, page F-50

Net Proved Reserve Summary, page F-51

20.          For each period presented, revise your explanation to separately identify and quantify each factor that contributed to a significant change in your proved reserves.  For example, your disclosure of revisions in the previous estimates of reserves in particular should the impact of individual factors such as changes caused by commodity prices, well performance, and the removal of proved undeveloped locations.  Refer to FASB ASC 932-235-50-5.

Response: In response to the Staff’s comment, the Company has revised its disclosure on Page F-31 of the Registration Statement to separately identify and quantify each factor that contributed to a significant change in its proved reserves.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-52

21.          Please tell us if the costs associated with the abandonment of your proved properties, including the costs related to the proved undeveloped locations included in the reserves report, have been included as part of the development costs used in the calculation of the standardized measure for the periods ended December 31, 2016 and 2015, respectively.  If such costs have been omitted, explain to us your basis for excluding these costs from your calculation of the standardized measure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-33 of the Registration Statement to clarify that all costs associated with the abandonment of its proved properties have been included in future development costs.

22.          Expand your disclosure to explain why your standardized measure of discounted future net cash flows calculation as of December 31, 2016 does not include any future income taxes.  In addition, disclose what impact, if any, your domestication will have on your standardized measure’s future income taxes.  Refer to FASB ASC 932-235-50-31c and 50-36.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-33 of the Registration Statement to discuss how estimated future income taxes are considered in the standardized measure calculation, why there were no future income taxes estimated in the 2016 calculation and why the domestication will have no impact on future income taxes estimated in the standardized measure.  In addition, the Company respectfully advises the Staff that because all of its properties are located in the United States, the domestication will not have any impact on its standardized measure’s future income taxes.

Signatures

23.          Ensure that the registration statement is signed by your authorized representative in the United States.  Refer to Instruction 1 to Signatures in Form S-4.

Response: The Company respectfully advise the Staff that B. Lane Bond, its authorized representative, is both physically located in the United States and is a United States citizen.

Exhibits

24.          Please file as exhibits your charter documents as currently in effect.  Refer to Item 601(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed its charter documents as currently in effect as Exhibits 3.5 and 3.6.

25.          Similarly, list and file all material agreements, including the employment agreements entered into with your named executive officers.  In addition, please file the Anchor Shipper Gas Gather Agreement for Northern Pennsylvania, the cost of service agreement for Auburn GCS, and your long-term contracts with producers.  In that regard, we note you state at page 36 that you “rely on a limited number of producers for a significant portion of your revenues and supply of natural gas” and that most of your producers are subject to long-term contracts.  See Item 601(b)(10) of Regulation S-K.  In the alternative, tell us why you believe these agreements need not be filed.

Response: In response to the Staff’s comment, the Company has filed the offer letter with its Chief Operating Officer and the Anchor Shipper Gas Gather Agreement as Exhibits 10.6 and 10.9, respectively. The Company notes that it does not have an employment agreement with its Chief Executive Officer. In addition, the Company respectfully submits that it is not required to file its cost of service agreement for the Auburn gas gathering system (The “Auburn Agreement”) as a material contract pursuant to Item 601(b)(10) of Regulation S-K. The Company believes that the Auburn Agreement is an ordinary course of business contract used to determine dedicated acreage, reserves and other items used in the cost of service model, and is ancillary to the Anchor Shipper Gas Gather Agreement. Finally, the Company respectfully submits that it has revised its risk factors to clarify that it does not rely on a limited number of producers for a significant portion of its revenue. In addition, the Company does not have any long term contracts with producers, and instead certain shippers dedicated an aggregate of 18,000 mineral acres to the Auburn GGS, including our approximately 4,138 net acres.

* * * *

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at tel: (713) 425-8451 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Gislar Donnenberg

Gislar Donnenberg

cc:                                Michael Raleigh (Epsilon Energy Ltd.)

B. Lane Bond (Epsilon Energy Ltd.)

Anna Denton (DLA Piper LLP (US))

Rocky Horvath (BDO USA, LLP)